 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

ALSET EHOME INTERNATIONAL INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02116A 104
(CUSIP Number)

November 23, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐
Rule 13d-1(b)
☐
Rule 13d-1(c)
☒
Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02116A 104

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heng Fai Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
6,400,000
	6	SHARED VOTING POWER:
0
	7	SOLE DISPOSITIVE POWER:
6,400,000
	8	SHARED DISPOSITIVE POWER:
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
n/a
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
74.6%(1)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 8,580,000 shares of the common stock of the Issuer issued and outstanding as of the date hereof.

CUSIP No. 02116A 104

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HFE Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
6,400,000
	6	SHARED VOTING POWER:
0
	7	SOLE DISPOSITIVE POWER:
6,400,000
	8	SHARED DISPOSITIVE POWER:
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
n/a
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
74.6%(1)
12	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Based on 8,580,000 shares of the common stock of the Issuer issued and outstanding as of the date hereof.

ITEM 1:
(a) Name of Issuer:	Alset EHome International Inc.
(b) Address of Issuer’s Principal Executive Offices:	4800 Montgomery Lane, Suite 210 Bethesda, Maryland 20814

ITEM 2:
(a) Name of Person Filing:
This report is filed by Heng Fai Chan and HFE Holdings Limited with respect to the shares of common stock, $0.001 par value per share, of the Issuer that are directly owned by HFE Holdings Limited and indirectly owned by Mr. Heng Fai Chan.

(b) Address of Principal Business Office or, if none, Residence:	Heng Fai Chan: 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987 HFE Holdings Limited: 7th Floor, Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong
(c) Citizenship:	Heng Fai Chan: Republic of Singapore HFE Holdings Limited: Hong Kong
(d) Title of Class of Securities:	Common Stock, par value $0.001 per share
(e) CUSIP Number:	02116A 104

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)
☐
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)
☐
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)
☐
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)
☐
Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C 80a-8);

(e)
☐
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)
☐
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)
☐
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)
☐
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

(i)
☐
A church plan that is excluded from the definition of an investment company under section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
☐
A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)
☐
Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4: OWNERSHIP.

(a) Amount beneficially owned:	6,400,000
(b) Percent of class:	74.6%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote.	6,400,000
(ii) Shared power to vote or to direct the vote.	0
(iii) Sole power to dispose or to direct the disposition of.	6,400,000
(iv) Shared power to dispose or to direct the disposition of.	0

(1) Based on 8,580,000 shares of the common stock of the Issuer issued and outstanding as of the date hereof.

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10: CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	/s/ Heng Fai Chan
	Name:	Heng Fai Chan

HFE Holdings Limited

/s/ Heng Fai Chan
Name:	Heng Fai Chan
Title:	Director

EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement